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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


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                                                            SEC FILE NUMBER
                                                            000-22725
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                                                            CUSIP NUMBER
                                                            22575M 100
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                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION
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Full Name of Registrant:
Crescent Operating, Inc.

Former Name if Applicable:
Not Applicable

Address of Principal Executive Office (Street and Number):
777 Taylor Street, Suite 1050

City, State and Zip Code:
Fort Worth, Texas 76102

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                       [X]  (a) The reasons described in
                                            reasonable detail in Part III of
                                            this form could not be eliminated
                                            without unreasonable effort



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                                            or expense;

                                       [X]  (b) The subject annual report,
                                            semi-annual report, transition
                                            report on Form 10-K, Form 20-F, 11-K
                                            or Form N-SAR, or portion thereof
                                            will be filed on or before the
                                            fifteenth calendar day following the
                                            prescribed due date; or the subject
                                            quarterly report or transition
                                            report on Form 10-Q, or portion
                                            thereof, will be filed on or before
                                            the fifth calendar day following the
                                            prescribed due date; and

                                       [ ]  (c) The accountant's statement or
                                            other exhibit required by Rule
                                            12b-25(c) has been attached if
                                            applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

                         (ATTACH EXTRA SHEETS IF NEEDED)

Crescent Operating, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 ("Form 10-Q") within the prescribed period, although the Company will file the Form 10-Q within the five calendar day time limit prescribed under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. On February 6, 2002, Crescent Machinery Company ("Machinery"), a significant wholly-owned subsidiary of the Company, commenced bankruptcy proceedings by filing a voluntary petition in the United States Bankruptcy Court for the Northern District of Texas, and during the second fiscal quarter discontinued operations at several locations. The closing of several business locations and SOP 90-7 require additional disclosures in the Company's financial statements for the second fiscal quarter which have not been completed. For this reason, which the Company cannot eliminate without unreasonable effort or expense, it is not possible for the Company to file its Form 10-Q on or before the due date.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

         Jeffrey L. Stevens              817                  339 2210
               (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, and its Current Report on Form 8-K filed March 1, 2002 and amended May 10, 2002, during the first quarter of 2002, the Company disposed of its Land Development and Hospitality businesses and its Equipment Sales and Leasing business, represented by



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Machinery, commenced bankruptcy proceedings. As mentioned in Part III of this
Notification, Machinery has since discontinued operations at several locations. These events necessarily cause the results of operations for the three-month and six-month periods ended June 30, 2002, to be significantly different from the corresponding periods of 2001. For the reason given in Part III of this Notification, the Company is unable at this time to state precisely the quantitative effect these factors have upon its financial statements for the periods to be reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.


                            CRESCENT OPERATING, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2002                  By: /s/ Jeffrey L. Stevens
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                                       Jeffrey L. Stevens, President and Chief
                                       Executive Officer